Exhibit 99.4

NICE Customer The Standard Named Among 1to1 Magazine’s 2011
Customer Champion Honorees for Capturing the ‘Voice of the
Customer’ and Improving Customer Experience

Ra’anana, Israel, October 26, 2011 - NICE (NASDAQ: NICE), today announced that, as a result of a successful  strategic initiative that included the deployment of NICE solutions, Mr. David Payne, Assistant Vice President, Contact Center at The Standard, has been named as a 1to1 Magazine 2011 Customer Champion. Mr. Payne received the honor for having leveraged the voice of the customer for improving customer experience and employee performance. The Standard is a marketing name for StanCorp Financial Group, Inc. and subsidiaries. The Standard, a leading provider of financial products and services, is utilizing NICE business solutions as part of its initiative to improve customer experience by gaining a better understanding of the intent of customer, improving customer satisfaction, increasing employee engagement and performance, and increasing contact center operational efficiency.

Ginger Conlon, Editorial Director at 1to1 Magazine said, “We congratulate David Payne for being named a 2011 1to1 Customer Champion. We recognize Mr. Payne for being an executive who is the voice of the customer in his organization. Mr. Payne earned this award for engaging his team in a way that helps to build both employee and customer loyalty, for promoting a customer-centric approach to business, and for his efforts to help The Standard tie customer strategy to bottom-line impact.”

David Payne said, “I am honored to be the recipient of this award. This recognition is a reflection of the great efforts that the employees I represent have made in improving customer experience and of the valuable support we have received from our executive leadership. We sought an understanding of customer needs, wants, and intent, and launched a comprehensive initiative to ‘hear’ the voice of the customer in order to achieve these goals. By focusing on developing our people, streamlining our processes and improving our technology, we have achieved remarkable results in identifying contributors to customer dissatisfaction and taking steps to correct issues and improve overall customer experience.”

The Standard leveraged NICE products including call recording, quality management, customer feedback, and workforce management. With these solutions in place, the company can make sure that the right agent with the right skills handles calls that are best suited for that individual. Supervisors also have more time for training, coaching and development, with the automation of much of the administrative work. As a result, agents are more engaged and achieve higher satisfaction scores.

Mr. Yochai Rozenblat, President and CEO of NICE Americas said, “We are proud to be a part of the customer-centric achievements that have earned Mr. Payne the 1to1 Magazine 2011 Customer Champion honor. He has been uniquely innovative in creating an environment for employees that drives customer satisfaction, and I strongly believe that this reflects the vision and spirit at NICE.”

Each year, 1to1 Magazine selects 1to1 Customer Champions from among dozens of applicants. These are customer-centric leaders who understand that engaged customers make a positive bottom-line impact. They are innovative, determined, and creative leaders who treat customers as the valuable resource they are. Their stories are featured in a special issue of 1to1 Magazine's Weekly Digest in October. To read the stories online go to http://www.1to1media.com/view.aspx?docid=33174. .

About The Standard
The Standard is a leading provider of financial products and services, including group and individual disability insurance, group life, AD&D, dental and vision insurance, retirement plans products and services, individual annuities and investment advice.

NICE's Enterprise Offering enables organizations to impact every customer interaction with targeted solutions for enhancing the customer experience, increasing service-to-sales revenue, streamlining operational efficiency, and complying to policies and regulations. Driven by real-time, cross-channel analytics – including speech analytics, text analytics, feedback analytics, web, and social media analytics – and coupled with real-time decisioning and guidance, NICE Enterprise solutions are implemented by contact centers of all sizes, branch networks, retail stores, trading floors, and back office operations.

The Standard is a marketing name for StanCorp Financial Group, Inc. and subsidiaries. For more information about The Standard, visit www.standard.com.

About NICE
NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.
www.nice.com.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 (9) 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.